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                              November 2, 2022

       Jun Hong Heng
       Chief Executive Officer
       ECARX Holdings Inc.
       16/F, Tower 2, China Eastern Airline Binjiang Center
       277 Longlan Road
       Xuhui District, Shanghai 200041
       People   s Republic of China

                                                        Re: ECARX Holdings Inc.
                                                            Registration
Statement on Form F-4
                                                            Filed October 11,
2022
                                                            File No. 333-267813

       Dear Jun Hong Heng:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 filed October 11, 2022

       Unaudited Pro Forma Condensed Combined Financial Information Unaudited Pro Forma Combined Statement of Operations
       For the Six Months Ended June 30, 2022, page 264

   1. Please revise your presentation of the interim pro forma condensed combined statements of operations and the
pro forma combined statements of operations for the year ended
                                                        December 31, 2021 to
include an autonomous entity adjustment column that gives effect to the spin-off of the
businesses that were retained by Hubei ECARX VIE in connection with the VIE
restructuring. We note that their respective operations will not be part of the on-going operations of
ECARX and COVA, the combining entities.
 Jun Hong Heng
FirstName LastNameJun
ECARX Holdings    Inc. Hong Heng
Comapany 2,
November  NameECARX
             2022        Holdings Inc.
November
Page 2    2, 2022 Page 2
FirstName LastName
Notes to Unaudited Condensed Consolidated Financial Statements
1. Summary of significant accounting policies
(b) Reorganization, page F-66

2. Please identify the businesses which were subject to the restriction on foreign investment and "were spun off from the Group upon the completion of the restructuring" as set forth on the Supplementary Agreement of the Restructuring Framework Agreement (Exhibit
         10.18).
3.       We note your deconsolidation of Hubei Dongjun Automotive Electronic
Technology
         Co., Ltd and Suzhou Photon-Matrix Optoelectronics Technology Co., Ltd on pages F-31 and F-73 respectively. However, Section 1.2 of the Supplementary Agreement of
         the Restructuring Framework Agreement appears to indicate that Hubei ECARX's equity interests in those entities that were temporarily transferred to third parties were transferred back to you. Please help us understand your accounting treatment arising from such transfers.
4. We note the disclosure on page F-85. With a view towards clarifying disclosure, please explain to us why you report Suzhou Tongjie Automotive Electronics Co., Ltd. as an
         "Entity which is under significant influence of the Company," notwithstanding that it was a business retained by Hubei ECARX VIE.
        You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3365 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at 202-344-5791 or Jeff Kauten, Staff Attorney, at 202-551-3447 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Shu Du